Exhibit T3A-14

ARTICLES OF INCORPORATION OF IN-DEPTH SYSTEMS, INC.

I, the undersigned natural person of the age of eighteen (18) years or more, acting as incorporator of a corporation under the Texas Business Corporation Act (the “Act”), do hereby adopt the following Articles of Incorporation for such corporation:

ARTICLE I

The name of the corporation is IN-DEPTH SYSTEMS, INC. (the “Corporation”).

ARTICLE II

The period of its duration is perpetual.

ARTICLE III

The purpose for which the Corporation is organized is the transaction of any and all lawful business for which corporations may be incorporated under the Texas Business Corporation Act.

ARTICLE IV

The aggregate number of shares which the Corporation shall have authority to issue is Five Million (5,000,000) shares of common stock, no par value per share.

Cumulative voting by the shareholders at any election of directors of the Corporation, or upon any other matter, is specifically prohibited.

No shareholder of the Corporation shall be entitled to any rights, preemptive or otherwise, to acquire, subscribe for or purchase any securities of the Corporation now or hereafter authorized to be issued, or securities held in the treasury of the Corporation, whether issued or sold for cash or other consideration or as a dividend or otherwise. Preemptive rights are specifically denied. Any such securities may be issued or disposed of by the board of directors to such persons and on such terms as in its discretion it shall deem advisable.

ARTICLE V

The Corporation will not commence business until it has received for the issuance of shares consideration of the value of at least One Thousand Dollars ($1,000.00) consisting of money, labor done or property actually received.

ARTICLE VI

The address of the Corporation’s initial registered office is 1990 Post Oak Blvd. Suite 2430, Houston, TX 77056 and the name of its initial registered agent at such address is J. M. Webb.

ARTICLE VII

The number of directors constituting the initial board of directors is two (2), and the names and addresses of the persons who are to serve as directors until the first annual meeting of the shareholders or until their successors are duly elected and qualified to serve are:

NAME	ADDRESS
Joe Zierolf	1990 Post Oak Blvd., Suite 2430
Houston, TX 77056

David Wesson	1990 Post Oak Blvd. Suite 2430
Houston, TX 77056

The board of directors shall have the power to alter, amend or repeal the by-laws of the Corporation or to adopt new by-laws.

ARTICLE VIII

The name and adddress of the incorporator is:

NAME	ADDRESS
B. A. Lauterbach	1990 Post Oak Boulevard
Suite 2430
Houston, Texas 77056

ARTICLE IX

The directors of the Corporation shall not be personally liable in any form or manner to the Corporation or its shareholders for monetary damages for any act or omission to act of any director in his or her capacity as a director of the Corporation, unless the Act shall specifically provide contrary. This provision is intended to limit the liability of the members of the board of directors of the Corporation to the extent permissible under the laws of the State of Texas. The directors of the Corporation shall be entitled to the full benefit and protection of all provisions of the Act which limit director liability or provide for director indemnity.

ARTICLE X

Any action required by the Act to be taken at any annual or special meeting of shareholders, or any action which may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted.

DATE:	March 20, 2001
/s/ Barbara Lauterbach
Barbara Lauterbach, Incorporator